May 19, 2025

Tom Clarke
Consul General of Canada
Province of Saskatchewan
Consulate General of Canada
466 Lexington Avenue, 20th Floor
New York, New York 10017

       Re: Province of Saskatchewan
           Registration under Schedule B
           Filed April 23, 2025
           File No. 333-286693
           _
           Form 18-K for Fiscal Year Ended March 31, 2024
           Filed November 26, 2024, as amended on December 20, 2024 File No. 033-36597
Dear Tom Clarke:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Schedule B filed April 23, 2025
Exhibits

1.     We note the legality opinion in Exhibit 99.C to your Schedule B,
provides that,    This
       opinion letter is provided solely for the benefit of the party to whom it is addressed and in connection with the transaction to which it relates. It may not be quoted, in whole or in part, or otherwise referred to, used or relied upon for any other purpose.
        Please note that the legality opinion should not have any limitation on reliance and purchasers of the securities in the offering are entitled to rely on the opinion. See
       Section II.B.3.d. of SEC Staff Legal Bulletin No. 19. Please advise counsel to revise
 May 19, 2025
Page 2

       the opinion accordingly.
General

2.     We note your disclosure in Exhibit 99.1, to the Form 18-K filed on
November 26,
       2024, that states on page 12 that, "the United States is Saskatchewan
s largest trading
       partner ... [selling] $27.1 billion of goods to the United States, which accounted for
       54.8 per cent of total international exports." Also, the disclosure in
Exhibit 99.1, on
       page 17, states that, "Saskatchewan is the second largest crude oil producing province
       in Canada ... The major market for Saskatchewan   s oil is the upper
Midwest of the
       United States (approximately 65 to 75 per cent) ... In 2023, the Saskatchewan potash
       industry accounted for about 35 per cent of the world   s production.
Saskatchewan   s
       largest potash market is the United States." We note that in March 2025, the United
       States imposed tariffs of 25 percent on Canadian goods and 10 percent on energy and potash exports from Canada to the United States. To the extent such developments are material, please provide an update to your Form 18-K or Schedule B that discusses theses recent events and their impact.
3. We note that Canada held a federal election in April 2025. To the extent material, please provide an update to your Form 18-K or Schedule B that discusses the recent election and its impact.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Samuel Kluck at 202-551-3233 or Michael Coco at 202-551-3253 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
International Corporate
                                                            Finance